SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

Pacific Mercantile Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

694552100
(CUSIP Number)

with a copy to:
Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.30%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.30%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock (See Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.30%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 1 amends and supplements the Schedule 13D, originally filed on September 9, 2011 (the "Schedule 13D") and relates to the common stock, no par value, (the "Common Stock"), of Pacific Mercantile Bancorp, a California corporation (the "Issuer").  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and restated in the entirety as follows.

On August 26, 2011, the Reporting Persons acquired the Initial Shares of Series B-2 Preferred Stock for investment in the ordinary course of business, pursuant to that certain Stock Purchase Agreement, dated August 26, 2011, among SBAV, Carpenter Community Bancfund, L.P, Carpenter Community Bancfund –A, L.P. and the Issuer (the "Stock Purchase Agreement").  Each Initial Share is convertible into such whole number of shares of Common Stock as is obtained by dividing (i) $100 by (ii) $5.32, subject to adjustment for stock splits and combinations and dividends and distributions made by the Issuer in shares of Common Stock; provided that cash is paid in lieu of any fractional shares of Common Stock.  As of the date hereof, each Initial Share is convertible into 18 shares of Common Stock, for an  aggregate of 1,409,774 shares of Common Stock for all the Initial Shares.  However, pursuant to the terms of the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of the Series B-1 Convertible 8.4% Noncumulative Preferred Stock (the "Series B-1 Preferred Stock") and the Series B-2 Preferred Stock of the Issuer (the "Certificate of Determination"), the Reporting Persons shall not have the right to exercise voting rights with respect to the Series B-2 Preferred Stock on any matter to the extent that at such time, giving effect to such voting rights would result in the Reporting Persons beneficially owning shares of any class or series of capital stock of the Issuer that are then entitled to be voted ("Voting Securities") having the right to vote in excess of 9.99% of the aggregate voting power of all classes of Voting Securities of the Issuer outstanding and entitled to vote on any such matter.

The Reporting Persons believe that the Initial Shares, when purchased, represented an attractive investment opportunity.

Concurrently with the closing of the transactions contemplated by the Stock Purchase Agreement, the Issuer and SBAV entered into the following agreements:

(1)  a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Initial Shares under the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder, and applicable state securities laws.

(2)  an Investor Rights Agreement (the "Investor Rights Agreement"), pursuant to which (i) SBAV has certain pre-emptive rights in future issuances of securities by the Issuer and (ii) the Issuer will appoint a nominee (the "Nominee") designated by SBAV (who may be affiliated with SBAV) to serve as a member of (a) the board of directors of the Issuer (the "Issuer Board"), (b) the board of directors of Pacific Mercantile Bank, a California banking corporation and a wholly-owned subsidiary of the Issuer (the "Bank") (such board of directors, the "Bank Board") and (c) each of the respective committees of the Issuer Board and the Bank Board for which the Nominee qualifies.  On November 15, 2011, the Issuer appointed Daniel Strauss (as SBAV's Nominee) to serve as a member of both the Issuer Board and the Bank Board.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 6 of 7 Pages

(3)  an Additional Series B Stock Purchase Agreement (the "Additional SPA"), pursuant to which the Issuer agreed to sell and SBAV agreed to purchase (x) an additional 10,000 shares of Series B-2 Preferred Stock and (y) stock purchase warrants, which, subject to certain conditions, will entitle SBAV to purchase up to 399,436 shares of Common Stock, in each case subject to customary closing conditions, including, but not limited to (i) the Issuer obtaining any and all necessary approvals and consents, (ii) no governmental authority seeking to enjoin or prevent the transactions contemplated by the Additional SPA, (iii) the Bank maintaining certain capital ratios and (iv) the closing of a purchase and sale of Common Stock pursuant to an agreement between the Issuer, Carpenter Community Bancfund, L.P. and Carpenter Community Bancfund –A, L.P.  A copy of the form of Warrant is attached as Exhibit C to the Additional SPA.

SBAV may assign some or all of its rights under the Registration Rights Agreement and the Investor Rights Agreement to a person to whom it has transferred ownership of some or all of the Initial Shares without the consent of the Issuer.

The foregoing summary of certain terms of the Stock Purchase Agreement, the Certificate of Determination, the Registration Rights Agreement, the Investor Rights Agreement and the Additional SPA is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1, 2, 3, 4 and 5 to this Schedule 13D, respectively (which, with respect to the Stock Purchase Agreement, incorporates by reference Exhibit 10.1 to the Form 8-K filed by the Issuer on August 30, 2011 (the "8/30 Form 8-K"), with respect to the Certificate of Determination, incorporates by reference Exhibit 3.1 to the Form 8-K filed by the Issuer on August 22, 2011, with respect to the Registration Rights Agreement incorporates by reference Exhibit 10.4 to the 8/30 Form 8-K, with respect to the Investor Rights Agreement, incorporates by reference Exhibit 10.2 to the 8/30 Form 8-K and with respect to the Additional SPA, incorporates by reference Exhibit 10.5 to the 8/30 Form 8-K.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Series B-2 Preferred Stock or the Common Stock into which it is convertible, and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2012

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall